SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549


                               FORM 11-K


[X] Annual Report Pursuant To Section 15(d) of the Securities Exchange Act of 1934 (Fee Required)

      For the fiscal year ended                        December 31, 1993


                                  OR

[   ] Transition Report Pursuant To Section 15(d) of the Securities Exchange Act
      of 1934 (No Fee Required)

      for the transition period from __________________ to _________________

      Commission file number ________________________


      A. Full title of the plan and address of the plan, if different from that of the issuer named below:


          International Rectifier Corporation Retirement Savings Plan


      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                  International Rectifier Corporation
                           233 Kansas Street
                         El Segundo, CA  90245







                              Signatures



The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


      International Rectifier Corporation Retirement Savings Plan





Date:  June 28, 1994                         MICHAEL P. MCGEE
                                             Michael P. McGee
                                             Member of Administrative Committee


                           Table of Contents




                                                                           Page

Report of Independent Accountants

Financial Statements:

   Statements of Assets Available for Plan Benefits as of December 31, 1993 and 1992

   Statement of Changes in Assets Available for
      Plan Benefits for the Year Ended December 31, 1993

   Notes to Financial Statements

Supplemental Schedules:

   Item 27a - Schedule of Assets Held for Investment Purposes at December 31, 1993

   Item 27d - Schedule of Reportable (5%) Transactions for the Year Ended December 31, 1993

Exhibit:

   (24.1)  Consent of Independent Accountants